Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-277003

July 21, 2025

PepsiCo, Inc.

3.450% Senior Notes due 2037

4.050% Senior Notes due 2055

Issuer:	PepsiCo, Inc.
Ratings (S&P / Moody’s):	A+ / A1 (Stable Outlook / Stable Outlook)
Trade Date:	July 21, 2025
Settlement Date (T+5):	July 28, 2025
Title of Securities:	3.450% Senior Notes due 2037	4.050% Senior Notes due 2055
Aggregate Principal Amount Offered:	€500,000,000	€500,000,000
Maturity Date:	July 28, 2037	July 28, 2055
Interest Payment Dates:	Annually on each July 28, commencing July 28, 2026	Annually on each July 28, commencing July 28, 2026
Benchmark Bund:	DBR 4.000% due January 4, 2037	DBR 2.500% due August 15, 2054
Benchmark Bund Yield:	2.721%	3.125%
Spread to Benchmark Bund:	+77.6 basis points	+94.4 basis points
Mid-Swap Yield:	2.697%	2.789%
Spread to Mid-Swap:	+80 basis points	+128 basis points
Reoffer Yield:	3.497%	4.069%
Coupon:	3.450%	4.050%
Price to Public:	99.546%	99.674%
Redemption for Tax Reasons:	The issuer may redeem all, but not less than all, of the notes in the event of certain changes in the tax laws of the United States (or any taxing authority in the United States). This redemption would be at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest on the notes to, but not including, the date fixed for redemption.
Optional Redemption:	Prior to April 28, 2037, make-whole call at comparable government bond rate plus 15 basis points; par call at any time on or after April 28, 2037	Prior to January 28, 2055, make-whole call at comparable government bond rate plus 15 basis points; par call at any time on or after January 28, 2055
Net Proceeds to PepsiCo (Before Expenses):	€495,230,000	€494,870,000
Use of Proceeds:	The issuer intends to use the net proceeds from this offering for general corporate purposes, including the repayment of commercial paper.
Day Count Fraction:	ACTUAL / ACTUAL (ICMA)
CUSIP / ISIN / Common Code:	713448GE2 / XS3121137916 / 312113791	713448GG7 / XS3121138211 / 312113821
Currency of Payment:	All payments of interest and principal, including payments made upon any redemption of the notes, will be payable in euro. If, on or after the issuance of the notes, the euro is unavailable to the issuer due to the imposition of exchange controls or other circumstances beyond the issuer’s control or if the euro is no longer being used by the then member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to the issuer and so used.

Additional Amounts:	The issuer will, subject to certain exceptions and limitations, pay as additional interest on the notes such additional amounts as are necessary in order that the net payment by the issuer of the principal of and interest on the notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States, will not be less than the amount provided in the notes then due and payable.
Listing:	The issuer intends to apply to list the notes on the Nasdaq Bond Exchange and expects trading in the notes to begin within 30 days after the date of their issuance.
Minimum Denomination:	€100,000 and integral multiples of €1,000
Joint Book-Running Managers:	Deutsche Bank AG, London Branch HSBC Bank plc Mizuho International plc
Senior Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A. Barclays Bank PLC Société Générale
Co-Managers:	Standard Chartered Bank The Standard Bank of South Africa Limited

The issuer expects that delivery of the notes will be made, against payment for the notes, on or about July 28, 2025, which will be the fifth U.S. business day following the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, purchases or sales of securities in the secondary market generally are required to settle within one U.S. business day (T+1), unless the parties to any such transactions expressly agree otherwise. Accordingly, purchasers of notes who wish to trade the notes on the date hereof or on the next succeeding three U.S. business days will be required, because the notes initially will settle within five U.S. business days (T+5), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade on the date hereof or on the next succeeding three U.S. business days should consult their own legal and financial advisors.

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by S&P and Moody’s. Each of the security ratings above should be evaluated independently of any other security rating.

Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

The Standard Bank of South Africa Limited and any other non-U.S. registered broker-dealer will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank AG, London Branch toll-free at +1-800-503-4611, HSBC Bank plc at +44-(0)20-7991-8888 or Mizuho International plc at +44-(0)20-7248-3920.

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